Exhibit 97

COMPENSATION CLAWBACK POLICY

Legal

Revised: 8/15/2023

I.	Introduction

Standex International Corporation (“Standex” or the “Company”) has adopted this policy in order (i) to comply with applicable rules of the Securities Exchange Commission and New York Stock Exchange listing standards implemented pursuant to section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. and (ii) to ensure that incentive-based compensation paid by Standex is based upon accurate financial data.

II.	Applicability

This policy applies to any current or former Executive Officers (as defined below) of Standex.

This policy applies if Standex is required to prepare a Financial Restatement (as defined below).

This policy applies to all Incentive-Based Compensation (as defined below) that was erroneously awarded and received by an Executive Officer during the Recovery Period (as defined below).

III.	Definitions

A.	Who is an “Executive Officer”?

Any person who is (or was, during the relevant time period) any one of the following: the president, principal financial officer, principal accounting officer, controller, any business unit president, any vice president in charge of a principal business unit, division or function, and any other officer who performs a policy-making function for Standex.

Executive officers of Standex’s subsidiary companies are deemed Executive Officers of Standex if they perform policy making functions for Standex.

B.	What is a “Financial Restatement”?

A Financial Restatement is an accounting restatement due to the Company’s material noncompliance with any financial reporting requirement under the securities laws that either (A) corrects an error in previously issued financial statements that is material to the previously issued financial statements; or (B) corrects an error in previously issued financial statements that is not material to the previously issued financial statements, but would result in a material misstatement (i) if the error was left uncorrected in the current period or (ii) if the error correction was recognized in the current period financial statements.

C.	What is “Incentive-Based Compensation”?

Incentive-Based Compensation is any compensation that is granted, earned or vested based wholly or partially upon the attainment of any financial reporting measure.

Financial reporting measures are defined as measures that are determined and presented in accordance with the accounting principles used in preparing Standex’s financial statements, and any measures derived wholly or in part from such measures, including non-GAAP financial measures, as well as stock price and total shareholder return.

Examples include, but are not limited to:

●	Non-equity incentive plan awards (cash awards) that are earned based wholly or in part on satisfying a financial reporting measure performance goal;

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Restricted stock, restricted stock units, performance share units, stock options and stock appreciation rights that are granted or become vested based wholly or in part on satisfying a financial reporting measure performance goal; and

●	Proceeds received upon the sale of shares acquired through an incentive plan that were granted or vested based wholly or in part on satisfying a financial reporting measure performance goal.

Incentive-Based Compensation does not include base annual salary, compensation which is awarded based purely on service with Standex (such as time-based vesting of restricted stock), compensation which is awarded solely at the discretion of the Board of Directors, or compensation which is awarded based on subjective standards, strategic measures or operational measures.

D.	What is the “Recovery Period”?

The Recovery Period is the three most recently completed fiscal years preceding the date on which Standex is required to prepare the Financial Restatement.

The date on which Standex is required to prepare the Financial Restatement is the earlier of: (1) the date Standex’s Board of Directors (or the officer or officers authorized to do so if no Board action is required) concludes, or reasonably should have concluded, that Standex must prepare a Financial Restatement or (2) the date a court, regulator or other legally authorized body directs Standex to prepare a Financial Restatement.

IV.	Recovery and Calculation of Erroneously awarded Incentive-Based Compensation; Disclosure

In the event of a Financial Restatement, Standex shall recover reasonably promptly all Incentive- Based Compensation that has been erroneously received by a current and former Executive Officer during the Recovery Period, regardless of whether the Executive Officer was responsible for the cause of the Financial Restatement.

The recoverable amount is the amount of Incentive-Based Compensation received by the current or former Executive Officer that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts as set forth in the Financial Restatement, without regard for any taxes paid.

For any Incentive-Based Compensation that was awarded and received based on TSR or stock price, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in a Financial Restatement, the amount will be based on a reasonable estimate of the effect of the Financial Restatement on the applicable measure.

The Compensation Committee of the Board of Directors shall have sole authority to determine the calculation of erroneously awarded compensation and shall be empowered to employ such resources as may be reasonably necessary in order to recoup such compensation. All such calculations shall be maintained in the Company’s records and provided, upon request, to the SEC and/or NYSE.

The Compensation Committee shall determine, in its sole discretion, the timing and method for promptly recouping Erroneously Awarded Compensation hereunder, which may include without limitation (a) seeking reimbursement of all or part of any cash or equity-based award, (b) cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid, (c) cancelling or offsetting against any planned future cash or equity-based awards, (d) forfeiture of deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code and the regulations promulgated thereunder and (e) any other method authorized by applicable law or contract. Subject to compliance with any applicable law, the Compensation Committee may affect recovery under this Policy from any amount otherwise payable to the Executive Officer, including amounts payable to such individual under any otherwise applicable Company plan or program, including base salary, bonuses or commissions and compensation previously deferred by the Covered Executive.

The Company, as required by and in the form specified by applicable rules, shall disclose any actual clawback trigger, the amount recovered, the estimates used and the individuals from whom recovery is made.

V.	Exceptions to Recovery

Standex is authorized and directed pursuant to this Policy to recoup Erroneously Awarded Incentive Compensation in compliance with this Policy unless the Compensation Committee has determined that recovery would be impracticable solely for the following limited reasons, and subject to the following procedural and disclosure requirements:

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The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Compensation Committee must make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover and provide that documentation to NYSE;

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Recovery would violate home country law of the issuer where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Incentive Compensation based on violation of home country law of the issuer, the Compensation Committee must satisfy the applicable opinion and disclosure requirements of SEC Rule 10D-1 and the NYSE Listing Standards; or

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Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

VI.	No Additional Payments

In no event shall Standex be required to award an Executive Officer additional payments if the Financial Restatement provides results that would have resulted in the receipt of higher Incentive- Based Compensation.

VII.	No Indemnification of Executive Officers

Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any Executive Officer that may be interpreted to the contrary, the Company shall not indemnify any Executive Officer against the loss of any Erroneously Awarded Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Executives to fund potential clawback obligations under this Policy.

VIII.	Effective Date and Application of the Policy

This Policy shall be effective as of October 2, 2023 (the “Effective Date”). The terms of this Policy shall apply to any Incentive-Based Compensation that is received by an Executive Officer on or after the Effective Date, even if such Incentive-Based Compensation was approved, awarded, granted or paid to the Executive Officer prior to the Effective Date.

IX.	Amendment

This policy may be amended by the Standex Board of Directors from time to time. Changes to this policy will be communicated to all applicable individuals.

X.	General

The provisions of this policy are intended to be applied to the fullest extent of the law; provided however, to the extent that any provisions of this policy are found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.

This policy is in addition to (and not in lieu of) any right of repayment, forfeiture or right of offset against any Executive Officer that is required pursuant to any statutory repayment requirement (regardless of whether implemented at any time prior to or following the adoption of this policy). Nothing in this policy in any way detracts from or limits any obligation that those subject to it have in law or pursuant to a management, employment, consulting or other agreement with Standex or any of its subsidiaries.

Questions concerning any aspect of this policy or its application should be directed to the Standex Legal Department.